SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AbitibiBowater Inc.
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
003687100
(CUSIP Number)
Eric P. Salsberg
Vice President, Corporate Affairs
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada, M5J 2N7
Telephone: (416) 367-4941
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
- With a copy to -

Christopher J. Cummings
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario M5L 1E8
Telephone (416) 360-8484
March 13, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	003687100	13D	Page	2	of	46	Pages

(1)	Name of Reporting Person V. Prem Watsa

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

(3)	SEC Use Only

(4)	Source of Funds

OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

☐

(6)	Citizenship or Place of Organization

Canada

(7)	Sole Voting Power

Number of

Shares	(8)	Shared Voting Power
Beneficially
Owned by	36,886,111

Each	(9)	Sole Dispositive Power
Reporting
Person

With	(10)	Shared Dispositive Power

36,886,111

(11)	Aggregate Amount Beneficially Owned by each Reporting Person

36,886,111

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)	Percent of Class Represented by Amount in Row (11)

40.9

(14)	Type of Reporting Person (See Instructions)

IN

CUSIP No.	003687100	13D	Page	3	of	46	Pages

(1)	Name of Reporting Person 1109519 ONTARIO LIMITED

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

(3)	SEC Use Only

(4)	Source of Funds

OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

☐

(6)	Citizenship or Place of Organization

Ontario, Canada

(7)	Sole Voting Power

Number of

Shares	(8)	Shared Voting Power
Beneficially
Owned by	36,886,111

Each	(9)	Sole Dispositive Power
Reporting
Person

With	(10)	Shared Dispositive Power

36,886,111

(11)	Aggregate Amount Beneficially Owned by each Reporting Person

36,886,111

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)	Percent of Class Represented by Amount in Row (11)

40.9

(14)	Type of Reporting Person (See Instructions)

CO

CUSIP No.	003687100	13D	Page	4	of	46	Pages

(1)	Name of Reporting Person THE SIXTY TWO INVESTMENT COMPANY LIMITED

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

(3)	SEC Use Only

(4)	Source of Funds

OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

☐

(6)	Citizenship or Place of Organization

British Columbia

(7)	Sole Voting Power

Number of

Shares	(8)	Shared Voting Power
Beneficially
Owned by	36,886,111

Each	(9)	Sole Dispositive Power
Reporting
Person

With	(10)	Shared Dispositive Power

36,886,111

(11)	Aggregate Amount Beneficially Owned by each Reporting Person

36,886,111

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)	Percent of Class Represented by Amount in Row (11)

40.9

(14)	Type of Reporting Person (See Instructions)

CO

CUSIP No.	003687100	13D	Page	5	of	46	Pages

(1)	Name of Reporting Person 810679 ONTARIO LIMITED

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

(3)	SEC Use Only

(4)	Source of Funds

OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

☐

(6)	Citizenship or Place of Organization

Ontario, Canada

(7)	Sole Voting Power

Number of

Shares	(8)	Shared Voting Power
Beneficially
Owned by	36,886,111

Each	(9)	Sole Dispositive Power
Reporting
Person

With	(10)	Shared Dispositive Power

36,886,111

(11)	Aggregate Amount Beneficially Owned by each Reporting Person

36,886,111

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)	Percent of Class Represented by Amount in Row (11)

40.9

(14)	Type of Reporting Person (See Instructions)

CO

CUSIP No.	003687100	13D	Page	6	of	46	Pages

(1)	Name of Reporting Person FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

(3)	SEC Use Only

(4)	Source of Funds

OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

☐

(6)	Citizenship or Place of Organization

Canada

(7)	Sole Voting Power

Number of

Shares	(8)	Shared Voting Power
Beneficially
Owned by	36,886,111

Each	(9)	Sole Dispositive Power
Reporting
Person

With	(10)	Shared Dispositive Power

36,886,111

(11)	Aggregate Amount Beneficially Owned by each Reporting Person

36,886,111

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)	Percent of Class Represented by Amount in Row (11)

40.9

(14)	Type of Reporting Person (See Instructions)

CO

CUSIP No.	003687100	13D	Page	7	of	46	Pages

(1)	Name of Reporting Person TIG INSURANCE COMPANY

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

(3)	SEC Use Only

(4)	Source of Funds

OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

☐

(6)	Citizenship or Place of Organization

California

(7)	Sole Voting Power

Number of

Shares	(8)	Shared Voting Power
Beneficially
Owned by	5,269,444

Each	(9)	Sole Dispositive Power
Reporting
Person

With	(10)	Shared Dispositive Power

5,269,444

(11)	Aggregate Amount Beneficially Owned by each Reporting Person

5,269,444

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)	Percent of Class Represented by Amount in Row (11)

9.0

(14)	Type of Reporting Person (See Instructions)

CO

CUSIP No.	003687100	13D	Page	8	of	46	Pages

(1)	Name of Reporting Person THE NORTH RIVER INSURANCE COMPANY

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

(3)	SEC Use Only

(4)	Source of Funds

OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

☐

(6)	Citizenship or Place of Organization

New Jersey

(7)	Sole Voting Power

Number of

Shares	(8)	Shared Voting Power
Beneficially
Owned by	7,904,166

Each	(9)	Sole Dispositive Power
Reporting
Person

With	(10)	Shared Dispositive Power

7,904,166

(11)	Aggregate Amount Beneficially Owned by each Reporting Person

7,904,166

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)	Percent of Class Represented by Amount in Row (11)

12.9

(14)	Type of Reporting Person (See Instructions)

CO

CUSIP No.	003687100	13D	Page	9	of	46	Pages

(1)	Name of Reporting Person ODYSSEY RE HOLDINGS CORP.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

(3)	SEC Use Only

(4)	Source of Funds

OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

☐

(6)	Citizenship or Place of Organization

Delaware

(7)	Sole Voting Power

Number of

Shares	(8)	Shared Voting Power
Beneficially
Owned by	10,538,888

Each	(9)	Sole Dispositive Power
Reporting
Person

With	(10)	Shared Dispositive Power

10,538,888

(11)	Aggregate Amount Beneficially Owned by each Reporting Person

10,538,888

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)	Percent of Class Represented by Amount in Row (11)

16.5

(14)	Type of Reporting Person (See Instructions)

CO

CUSIP No.	003687100	13D	Page	10	of	46	Pages

(1)	Name of Reporting Person ODYSSEY AMERICA REINSURANCE CORPORATION

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

(3)	SEC Use Only

(4)	Source of Funds

OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

☐

(6)	Citizenship or Place of Organization

Connecticut

(7)	Sole Voting Power

Number of

Shares	(8)	Shared Voting Power
Beneficially
Owned by	10,538,888

Each	(9)	Sole Dispositive Power
Reporting
Person

With	(10)	Shared Dispositive Power

10,538,888

(11)	Aggregate Amount Beneficially Owned by each Reporting Person

10,538,888

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)	Percent of Class Represented by Amount in Row (11)

16.5

(14)	Type of Reporting Person (See Instructions)

CO

CUSIP No.	003687100	13D	Page	11	of	46	Pages

(1)	Name of Reporting Person NORTHBRIDGE FINANCIAL CORPORATION

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

(3)	SEC Use Only

(4)	Source of Funds

OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

☐

(6)	Citizenship or Place of Organization

Canada

(7)	Sole Voting Power

Number of

Shares	(8)	Shared Voting Power
Beneficially
Owned by	7,587,999

Each	(9)	Sole Dispositive Power
Reporting
Person

With	(10)	Shared Dispositive Power

7,587,999

(11)	Aggregate Amount Beneficially Owned by each Reporting Person

7,587,999

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)	Percent of Class Represented by Amount in Row (11)

12.5

(14)	Type of Reporting Person (See Instructions)

CO

CUSIP No.	003687100	13D	Page	12	of	46	Pages

(1)	Name of Reporting Person MARKEL INSURANCE COMPANY OF CANADA

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

(3)	SEC Use Only

(4)	Source of Funds

OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

☐

(6)	Citizenship or Place of Organization

Canada

(7)	Sole Voting Power

Number of

Shares	(8)	Shared Voting Power
Beneficially
Owned by	1,190,894

Each	(9)	Sole Dispositive Power
Reporting
Person

With	(10)	Shared Dispositive Power

1,190,894

(11)	Aggregate Amount Beneficially Owned by each Reporting Person

1,190,894

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)	Percent of Class Represented by Amount in Row (11)

2.2

(14)	Type of Reporting Person (See Instructions)

CO

CUSIP No.	003687100	13D	Page	13	of	46	Pages

(1)	Name of Reporting Person COMMONWEALTH INSURANCE COMPANY

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

(3)	SEC Use Only

(4)	Source of Funds

OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

☐

(6)	Citizenship or Place of Organization

Canada

(7)	Sole Voting Power

Number of

Shares	(8)	Shared Voting Power
Beneficially
Owned by	1,844,305

Each	(9)	Sole Dispositive Power
Reporting
Person

With	(10)	Shared Dispositive Power

1,844,305

(11)	Aggregate Amount Beneficially Owned by each Reporting Person

1,844,305

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)	Percent of Class Represented by Amount in Row (11)

3.3

(14)	Type of Reporting Person (See Instructions)

CO

CUSIP No.	003687100	13D	Page	14	of	46	Pages

(1)	Name of Reporting Person FEDERATED INSURANCE COMPANY OF CANADA

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

(3)	SEC Use Only

(4)	Source of Funds

OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

☐

(6)	Citizenship or Place of Organization

Canada

(7)	Sole Voting Power

Number of

Shares	(8)	Shared Voting Power
Beneficially
Owned by	653,411

Each	(9)	Sole Dispositive Power
Reporting
Person

With	(10)	Shared Dispositive Power

653,411

(11)	Aggregate Amount Beneficially Owned by each Reporting Person

653,411

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)	Percent of Class Represented by Amount in Row (11)

1.2

(14)	Type of Reporting Person (See Instructions)

CO

CUSIP No.	003687100	13D	Page	15	of	46	Pages

(1)	Name of Reporting Person LOMBARD GENERAL INSURANCE COMPANY OF CANADA

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

(3)	SEC Use Only

(4)	Source of Funds

OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

☐

(6)	Citizenship or Place of Organization

Canada

(7)	Sole Voting Power

Number of

Shares	(8)	Shared Voting Power
Beneficially
Owned by	3,899,388

Each	(9)	Sole Dispositive Power
Reporting
Person

With	(10)	Shared Dispositive Power

3,899,388

(11)	Aggregate Amount Beneficially Owned by each Reporting Person

3,899,388

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)	Percent of Class Represented by Amount in Row (11)

6.8

(14)	Type of Reporting Person (See Instructions)

CO

CUSIP No.	003687100	13D	Page	16	of	46	Pages

(1)	Name of Reporting Person LOMBARD INSURANCE COMPANY

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑

(3)	SEC Use Only

(4)	Source of Funds

OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

☐

(6)	Citizenship or Place of Organization

Canada

(7)	Sole Voting Power

Number of

Shares	(8)	Shared Voting Power
Beneficially
Owned by	526,944

Each	(9)	Sole Dispositive Power
Reporting
Person

With	(10)	Shared Dispositive Power

526,944

(11)	Aggregate Amount Beneficially Owned by each Reporting Person

526,944

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)	Percent of Class Represented by Amount in Row (11)

1.0

(14)	Type of Reporting Person (See Instructions)

CO

     This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission on April 11, 2008 by V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, TIG Insurance Company, The North River Insurance Company, OdysseyRe Holdings Corp., Odyssey America Reinsurance Corporation, Northbridge Financial Corporation, Markel Insurance Company of Canada, Commonwealth Insurance Company, Federated Insurance Company of Canada, Lombard General Insurance Company of Canada and Lombard Insurance Company (collectively, the “Reporting Persons”), as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on October 17, 2008.
     Amendment No. 1 to the Schedule 13D related to the election by AbitibiBowater Inc. (“AbitibiBowater”), pursuant to the terms of the Notes (as defined below), to pay interest on the Notes on the October 15, 2008 interest payment date entirely by increasing the principal amount of the Notes in lieu of paying cash interest on the Notes.
     This Amendment No. 2 to the Schedule 13D is being filed to report that Fairfax Financial Holdings Limited has entered into a Support Agreement (as defined in Item 6 herein) and a Firm Commitment Agreement (as defined in Item 6 herein) related to AbitibiBowater’s recapitalization proposal with respect to its Abitibi-Consolidated Inc. (“ACI”) subsidiary.
     The following amendments to Items 4, 6 and 7 of the Schedule 13D are hereby made:
Item 4. Purpose of Transaction
          Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:
          “The Notes were acquired for investment purposes.
          The Reporting Persons have the following plans and proposals:
          (a) Except as described herein, the Reporting Persons currently do not intend to acquire or dispose of securities of AbitibiBowater, but may formulate plans to do so in the future. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in AbitibiBowater, including the price and availability of the securities of AbitibiBowater, subsequent developments affecting AbitibiBowater’s business, other investment and business opportunities available to the Reporting Persons and general market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional securities of AbitibiBowater or may decide in the future to sell all or part of their investment in AbitibiBowater. See Item 6 herein;
          (b) Except as described herein, the Reporting Persons have no plans or proposals to cause AbitibiBowater to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of AbitibiBowater or any of its subsidiaries. See Item 6 herein;
          (c) The Reporting Persons have no plans or proposals to cause AbitibiBowater or any of its subsidiaries to sell or transfer a material amount of assets;

          (d) Except as described herein, the Reporting Persons have no plans or proposals which would result in a change in the present board of directors or management of AbitibiBowater, whether through a change in the number or term of directors or otherwise. Under the terms of the Purchase Agreement dated as of March 24, 2008 between Fairfax and AbitibiBowater, Fairfax was granted the right to appoint two directors to the board of directors of AbitibiBowater, and pursuant thereto Fairfax has caused two of its designees to be appointed to the board;
          (e) Except as described herein, the Reporting Persons have no plans to make any material change in the present capitalization or dividend policy of AbitibiBowater. See Item 6 herein;
          (f) The Reporting Persons have no plans or proposals to cause AbitibiBowater to make any other material change in its business or corporate structure;
          (g) Except as described herein, the Reporting Persons have no plans or proposals to cause AbitibiBowater to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of AbitibiBowater by any person. See Item 6 herein;
          (h) The Reporting Persons have no plans or proposals to cause any class of securities of AbitibiBowater to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system;
          (i) The Reporting Persons have no plans or proposals to cause any class of equity securities of AbitibiBowater to become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; and
          (j) The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
          Item 6 of the Schedule 13D is hereby amended by the addition of the following to the end thereof:
“Firm Commitment Agreement and Support Agreement
          On March 13, 2009, Fairfax entered into a Firm Commitment Agreement and a Support Agreement in connection with a recapitalization proposal (the “Recapitalization”) commenced by AbitibiBowater and ACI, which Recapitalization proposal includes:
•	(a) the conversion of $2.9 billion of outstanding unsecured debt securities (the “ACI Notes”) originally issued by either Abitibi-Consolidated Finance L.P. (“ACFLP”), ACI or Abitibi-Consolidated Company of Canada (“ACCC”) (each of ACFLP, ACI and ACCC is a direct or indirect wholly-owned subsidiary of AbitibiBowater), into (i) new notes consisting of approximately $321 million aggregate principal amount of 12.5%

First Lien Notes due March 31, 2014 (the “First Lien Notes”) and approximately $810 million aggregate principal amount of 11% Second Lien Notes due June 30, 2014, (ii) an aggregate of approximately 86.7 million Shares and (iii) an aggregate of approximately 230.7 million warrants to purchase Shares (divided among warrants to purchase Shares at an exercise price of $1.00 per Share with a term of 18 months (the “Series A Warrants”), warrants to purchase Shares at an exercise price of $1.25 per Share with a term of 30 months (the “Series B Warrants”) and warrants to purchase Shares at an exercise price of $1.50 per Share with a term of five years (the “Series C Warrants” and together with the Series A Warrants, Series B Warrants and Series D Warrants (as defined below), the “Warrants”)) and (b) the satisfaction of accrued and unpaid interest up to and including April 1, 2009 for the ACI Notes through the issuance of additional First Lien Notes;

•	a concurrent private offering (the “Concurrent Offering”) of approximately $389 million of First Lien Notes and 222.2 million warrants to purchase Shares at an exercise price of $1.25 per Share with a term of five years (the “Series D Warrants”), for an aggregate purchase price of approximately $350 million, to investors who qualify as qualified institutional buyers in the U.S. or accredited investors in Canada;

•	the repayment in full of ACCC’s $413 million 13.75% Senior Secured Notes due 2011, and any accrued and unpaid interest thereon; and

•	interest accrued but not paid as well as a portion of the principal outstanding under ACCC’s existing 364-day term loan facility due March 30, 2009 will be repaid in cash such that the principal amount outstanding will be reduced to $200 million and the maturity date will be extended to March 31, 2012.
          The Recapitalization is proposed to be implemented as part of a plan of arrangement (the “Plan”), which was filed in connection with an application for an interim order with the Commercial Division of the Superior Court of Quebec in Montreal (the “Court”) on March 13, 2009 pursuant to section 192 of the Canada Business Corporations Act. The Court granted an interim order on March 13, 2009, which included a stay of proceedings in favor of ACI and certain of its affiliates.
               The Recapitalization is subject to the following conditions, among others: (i) the Court shall have granted the final order approving the Plan; (ii) no Material Adverse Effect shall have occurred since the effective date of the Support Agreement (“Material Adverse Effect” means a material adverse change in the business operations of ACI and Donohue Corp., an indirect wholly-owned subsidiary of AbitibiBowater (“Donohue”), and its subsidiaries (taken as a whole) or the financial condition of AbitibiBowater on a consolidated basis or of ACI and Donohue and its subsidiaries (taken as a whole) subject to certain exceptions); (iii) all required material consents and material waivers of third parties to the consummation of the Recapitalization shall have been obtained; (iv) the completion of the sale of ACCC’s 60% interest in Manicouagan Power Company resulting in gross proceeds of at least CDN$615 million; (v) completion of the previously announced by AbitibiBowater exchange offers, notes offering and private placement by AbitibiBowater’s subsidiaries, Bowater

Incorporated, Bowater Canada Finance Corporation and Bowater Finance II LLC; (vi) the closing of the Concurrent Offering resulting in gross proceeds of $350 million; and (vii) the completion of the amendment of AbitibiBowater’s 8.0% Convertible Notes due 2013 into $190.0 million of new convertible notes of AbitibiBowater which will be convertible for Shares at a price of $1.75 per Share and mature on September 30, 2014.
Firm Commitment Agreement
               In connection with the Recapitalization proposal, AbitibiBowater, ACI and ACCC entered into a firm commitment agreement (the “Firm Commitment Agreement”) with Fairfax. As part of the Concurrent Offering, Fairfax has provided a binding commitment to subscribe for an aggregate of $100 million of First Lien Notes and 63.5 million Series D Warrants as part of the Concurrent Offering. In consideration for this commitment, Fairfax will receive a commitment fee equal to $50 of First Lien Notes and 53.895 Series A Warrants, 53.895 Series B Warrants and 53.895 Series C Warrants for each $1,000 of committed amount, which fee will be paid only in the event the Recapitalization is completed.
               Fairfax’s obligations under the Firm Commitment Agreement shall terminate upon the earlier of: (i) the termination of the Support Agreement or (ii) June 30, 2009.
Support Agreement
               In connection with the Recapitalization proposal, AbitibiBowater, ACI, ACCC and ACFLP (collectively, the “Companies”) entered into a support agreement (the “Support Agreement”) with Fairfax and certain other noteholders (each a “Consenting Noteholder”).
          Pursuant to the Support Agreement, each Consenting Noteholder agreed, among other things, that until June 30, 2009, such Consenting Noteholder: (i) will not solicit or enter into any transactions with respect to refinancing, recapitalizing and/or restructuring the Companies other than the Recapitalization and the Plan; (ii) will support the Plan and the Recapitalization by, among other things (a) voting in favor of the Plan, (b) abstaining from any act that would frustrate or hinder consummation of the Plan or Recapitalization and (c) consenting to any reasonable requests by the Companies for a temporary waiver of any Identified Events of Default (as defined in the Support Agreement). In addition, each Consenting Noteholder agreed that such Consenting Noteholder: (i) will vote any and all Shares beneficially owned by it in favor of the approval of the increase of the authorized capital of AbitibiBowater to a sufficient number of Shares required to satisfy the exercise and conversion privileges of the Warrants and the new convertible notes at the first meeting of stockholders of AbitibiBowater held for such purpose and at each subsequent meeting until approved; and (ii) shall not sell or otherwise transfer any Shares, or securities convertible into or exchangeable or exerciseable for Shares, which it owns (or subsequently acquires), directly or indirectly or has actual control or direction over until the earlier of (a) the day after the shareholder meeting of AbitibiBowater pursuant to which the authorized number of Shares in the capital of AbitibiBowater is increased to a sufficient number of Shares required to satisfy the exercise and conversion priviledges of the Warrants and the new convertible notes, and (b) December 31, 2009.
               The obligations of each Consenting Noteholder under its Support Agreement shall terminate upon the earlier of: (i) the failure to file the Plan with the Court on or before May 31, 2009; (ii) the implementation of the Plan; (iii) the date any of the Companies enter into a written agreement with respect to an alternative transaction; (iv) written notice from a Consenting Noteholder to the Companies, in the event of a material breach by the Companies of any representation, warranty, covenant or other obligation provided for in the Support Agreement or any other material agreement directly relating to the Recapitalization, which breach is not cured within five days after such Consenting Noteholder has notified the Companies of its intent to terminate the Support Agreement pursuant to the termination provision of the Support Agreement; (v) the date upon which a Consenting Noteholder’s Firm Commitment Agreement and/or backstop agreement, if any, terminates (provided that in the case of a termination pursuant to (iv) and (v) above, the Support Agreement shall terminate only as between such Consenting Noteholder and the Companies); (vi) the commencement of a voluntary or involuntary case or proceeding by or against any of the Companies under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver or similar official of the Companies or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by any of the Companies in furtherance of any such action; and (vii) June 30, 2009.
          The descriptions in this Item 6 of the Support Agreement and the Firm Commitment Agreement are qualified in their entirety by reference to the Support Agreement and the Firm Commitment Agreement that have been filed as Exhibits to this Schedule 13D.”
Item 7. Material to be filed as Exhibits
          Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:

Ex. 2.1	Joint filing agreement dated as of March 23, 2009 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, TIG Insurance Company, The North River Insurance Company, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, Northbridge Financial Corporation, Markel Insurance Company of Canada, Commonwealth Insurance Company, Federated Insurance Company of Canada, Lombard General Insurance Company of Canada, and Lombard Insurance Company.

Ex. 2.2	Firm Commitment Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of AbitibiBowater filed with the Commission on March 19, 2009).

Ex. 2.3	Support Agreement (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K of AbitibiBowater filed with the Commission on March 19, 2009).

SIGNATURES
          After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.
          IN WITNESS WHEREOF, the undersigned have executed this instrument as of the 23rd day of March, 2009.

V. PREM WATSA
/s/ V. Prem Watsa

1109519 ONTARIO LIMITED

By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

THE SIXTY TWO INVESTMENT COMPANY LIMITED
By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

810679 ONTARIO LIMITED
By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

FAIRFAX FINANCIAL HOLDINGS LIMITED
By:	/s/ Paul Rivett
	Name:	Paul Rivett
	Title:	Vice President

TIG INSURANCE COMPANY
By:	/s/ Nicholas C. Bentley
	Name:	Nicholas C. Bentley
	Title:	President and Chief Executive Officer

THE NORTH RIVER INSURANCE COMPANY
By:	/s/ Paul Bassaline
	Name:	Paul Bassaline
	Title:	Vice President

ODYSSEY RE HOLDINGS CORP.
By:	/s/ Donald L. Smith
	Name:	Donald L. Smith
	Title:	Senior Vice President

ODYSSEY AMERICA REINSURANCE CORPORATION
By:	/s/ Donald L. Smith
	Name:	Donald L. Smith
	Title:	Senior Vice President

NORTHBRIDGE FINANCIAL CORPORATION.
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Chief Financial Officer

MARKEL INSURANCE COMPANY OF CANADA
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

COMMONWEALTH INSURANCE COMPANY
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

FEDERATED INSURANCE COMPANY OF CANADA
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

LOMBARD GENERAL INSURANCE COMPANY OF CANADA
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

LOMBARD INSURANCE COMPANY
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

Annex Index

Annex	Description

A	Directors and Executive Officers of 1109519 Ontario Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of 810679 Ontario Limited

D	Directors and Executive Officers of Fairfax Financial Holdings Limited

E	Directors and Executive Officers of TIG Insurance Company

F	Directors and Executive Officers of The North River Insurance Company

G	Directors and Executive Officers of Odyssey Re Holdings Corp.

H	Directors and Executive Officers of Odyssey America Reinsurance Corporation

I	Directors and Executive Officers of Northbridge Financial Corporation

J	Directors and Executive Officers of Markel Insurance Company of Canada

K	Directors and Executive Officers of Commonwealth Insurance Company

L	Directors and Executive Officers of Federated Insurance Company of Canada

M	Directors and Executive Officers of Lombard General Insurance Company of Canada

N	Directors and Executive Officers of Lombard Insurance Company

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF
1109519 ONTARIO LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX B
DIRECTORS AND EXECUTIVE OFFICERS OF
THE SIXTY TWO INVESTMENT COMPANY LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX C
DIRECTORS AND EXECUTIVE OFFICERS OF
810679 ONTARIO LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX D
DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX FINANCIAL HOLDINGS LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer,	Canadian
(Chairman and Chief Executive Officer)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Anthony Griffiths	Independent Business Consultant	Canadian
(Director)	Toronto, Ontario, Canada

Robert Gunn	Independent Business Consultant	Canadian
(Director)	Toronto, Ontario, Canada

David Johnston	President and Vice-Chancellor,	Canadian
(Director)	University of Waterloo
St. Clements, Ontario, Canada

Brandon W. Sweitzer	Senior Advisor to the President of the	United States
(Director)	Chamber of Commerce of The United States
1615 H Street, NW
Washington, DC 20062

Paul Murray	President, Pine Smoke Investments	Canadian
(Director)	Toronto, Ontario Canada

Alan D. Horn	Chairman, Rogers Communications Inc. and	Canadian and
(Director)	President and Chief Executive Officer,	United Kingdom
Rogers Telecommunications Limited
Toronto, Ontario, Canada

Greg Taylor	Vice President and Chief	Canadian
(Vice President and Chief Financial	Financial Officer,
Officer)	Fairfax Financial Holdings Limited

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Vice President, Corporate Affairs)	Fairfax Financial Holdings Limited

Paul Rivett	Vice President, Chief Legal Officer,	Canadian
(Vice President, Chief Legal Officer)	Fairfax Financial Holdings Limited

Bradley P. Martin	Vice President, Chief Operating Officer and	Canadian
(Vice President, Chief Operating	Corporate Secretary,
Officer and Corporate Secretary)	Fairfax Financial Holdings Limited

ANNEX E
DIRECTORS AND EXECUTIVE OFFICERS OF
TIG INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Nicholas C. Bentley	Chairman, Chief Executive Officer, President and Director,	United Kingdom
(Chairman, Chief Executive Officer,	TIG Insurance Company
President and Director)	250 Commercial St.
Suite 5000
Manchester, New Hampshire 03101

Charles G. Ehrlich	Senior Vice President, Secretary and General Counsel,	United States
(Senior Vice President and Director)	Riverstone Claims Management LLC
250 Commercial Street, Suite 5000
Manchester, NH 03101

John M. Parker	Senior Vice President,	United States
(Senior Vice President and Director)	TIG Insurance Company

John J. Bator	Senior Vice President, Chief Financial Officer and Director,	United States
(Senior Vice President, Chief	TIG Insurance Company
Financial Officer and Director)

Frank DeMaria	Senior Vice President,	United States
(Senior Vice President and Director)	TIG Insurance Company

ANNEX F
DIRECTORS AND EXECUTIVE OFFICERS OF
THE NORTH RIVER INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of North River Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Douglas M. Libby	President and Chief Executive Officer,	United States
(President, Chief Executive Officer,	Crum & Forster Holdings Corp. and various other
Chairman and Director)	insurance subsidiaries,
305 Madison Avenue
Morristown, NJ 07962

Mary Jane Robertson	Executive Vice President, Chief Financial Officer	United States
(Executive Vice President, Chief Financial	and Treasurer,
Officer, Treasurer and Director)	Crum & Forster Holdings Corp. and various other
insurance subsidiaries,
305 Madison Avenue
Morristown, NJ 07962

Dennis J. Hammer	Senior Vice President and Controller,	United States
(Senior Vice President, Controller and	United States Fire Insurance Company,
Director)	305 Madison Avenue
Morristown, NJ 07962

ANNEX G
DIRECTORS AND EXECUTIVE OFFICERS OF
ODYSSEY RE HOLDINGS CORP.
          The following table sets forth certain information with respect to the directors and executive officers of Odyssey Re Holdings Corp.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer,	Canadian
(Chairman)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

James F. Dowd	President and Chief Executive Officer,	United States
(Vice Chairman)	Fairfax Inc.
305 Madison Avenue
Morristown, NJ 07962

Andrew Barnard	President, Chief Executive Officer, and Director	United States
(President, Chief Executive Officer and	Odyssey Re Holdings Corp.
Director)	300 First Stamford Place,
Stamford, Connecticut 06902

Michael G. Wacek	Executive Vice President,	United States
(Executive Vice President)	Odyssey Re Holdings Corp.

R. Scott Donovan	Executive Vice President and Chief Financial Officer,	United States
(Executive Vice President and Chief	Odyssey Re Holdings Corp.
Financial Officer)

Anthony J. Narciso, Jr.	Senior Vice President and Controller,	United States
(Senior Vice President and Controller)	Odyssey Re Holdings Corp.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Donald L. Smith	Senior Vice President,	United States
(Senior Vice President, General Counsel	General Counsel and Corporate Secretary,
and Corporate Secretary)	Odyssey Re Holdings Corp.

Peter M. Bennett	Deputy Chairman,	Canadian
(Director)	Aon Re Canada
150 King Street West
Suite 1900
Toronto, Ontario M5H 1J9

Anthony F. Griffiths	Independent Consultant and Corporate	Canadian
(Director)	Director,
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Patrick W. Kenny	President and Chief Executive Officer,	United States
(Director)	International Insurance Society
101 Murray Street
New York, NY 10007

Brandon W. Sweitzer	Senior Advisor to the President of the	United States
(Director)	Chamber of Commerce of the United States
1615 H Street, NW
Washington, DC 20062

Bradley P. Martin	Vice President, Chief Operating Officer	Canadian
(Director)	and Corporate Secretary,
Fairfax Financial Holdings Limited

Paul M. Wolff	Partner,	United States
(Director)	Williams & Connolly LLP
725 Twelfth St., N.W.
Washington, D.C. 20005

ANNEX H
DIRECTORS AND EXECUTIVE OFFICERS OF
ODYSSEY AMERICA REINSURANCE CORPORATION
          The following table sets forth certain information with respect to the directors and executive officers of Odyssey America Reinsurance Corporation.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Andrew A. Barnard	President, Chief Executive Officer, and Director	United States
(Chairman, Chief Executive Officer and	Odyssey Re Holdings Corp.
Director)	300 First Stamford Place,
Stamford, Connecticut 06902

Michael G. Wacek	Executive Vice President,	United States
(President and Director)	Odyssey Re Holdings Corp.

R. Scott Donovan	Executive Vice President and Chief Financial Officer,	United States
(Executive Vice President, Chief Financial	Odyssey Re Holdings Corp.
Officer and Director)

James E. Migliorini	Executive Vice President,	United States
(Executive Vice President and Director)	Odyssey America Reinsurance Corporation

Donald L. Smith	Senior Vice President, General Counsel and Corporate	United States
(Executive Vice President and General	Secretary,
Counsel and Director)	Odyssey Re Holdings Corp.

Brian D. Young	Executive Vice President,	United States
(Executive Vice President and Director)	Odyssey America Reinsurance Corporation

ANNEX I
DIRECTORS AND EXECUTIVE OFFICERS OF
NORTHBRIDGE FINANCIAL CORPORATION
          The following table sets forth certain information with respect to the directors and executive officers of Northbridge Financial Corporation.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer, Fairfax	Canadian
(Chairman)	Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Mark J. Ram	President and Chief Executive Officer,	Canadian
(President and Chief Executive Officer)	Northbridge Financial Corporation
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

Craig Pinnock	Chief Financial Officer,	Canadian
(Chief Financial Officer)	Northbridge Financial Corporation
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

Anthony F. Griffiths	Independent Consultant and Corporate Director,	Canadian
(Director)	Toronto, Ontario, Canada

Robert J. Gunn	Independent Business Consultant and Corporate	Canadian
(Director)	Director
Toronto, Ontario, Canada

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Bradley P. Martin	Vice President, Chief Operating Officer and Corporate	Canadian
(Director)	Secretary,
Fairfax Financial Holdings Limited

ANNEX J
DIRECTORS AND EXECUTIVE OFFICERS OF
MARKEL INSURANCE COMPANY OF CANADA
          The following table sets forth certain information with respect to the directors and executive officers of Markel Insurance Company of Canada.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Mark J. Ram	President and Chief Executive Officer,	Canadian
(Chair)	Northbridge Financial Corporation
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

Silvy Wright	President,	Canadian
(President and Director)	Markel Insurance Company of Canada
55 University Avenue
Suite 1500
Toronto, Ontario M5J 2H7

Lori McDougall	Chief Financial Officer,	Canadian
(Chief Financial Officer and Director)	Markel Insurance Company of Canada
55 University Avenue
Suite 1500
Toronto, Ontario M5J 2H7

Bryan S. Smith	Independent Business Consultant and Corporate	Canadian
(Director)	Director
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

Craig Pinnock	Chief Financial Officer,	Canadian
(Director)	Northbridge Financial Corporation
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

Robert J. Gunn	Independent Business Consultant and Corporate	Canadian
(Director)	Director
Toronto, Ontario, Canada

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Robert S. Weiss	Independent Business Consultant and Corporate	Canadian
(Director)	Director
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

ANNEX K
DIRECTORS AND EXECUTIVE OFFICERS OF
COMMONWEALTH INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of Commonwealth Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Mark J. Ram	President and Chief Executive Officer,	Canadian
(Chair)	Northbridge Financial Corporation
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

Craig Hurford	Vice Chair,	Canadian
(Vice Chair)	Commonwealth Insurance Company
595 Burrard Street
Suite 1500, Box 49115 Bentall Tower III,
Vancouver, BC V7X 1G4

Tim Ius	President,	Canadian
(President and Director)	Commonwealth Insurance Company
595 Burrard Street
Suite 1500, Box 49115 Bentall Tower III,
Vancouver, BC V7X 1G4

Noel Philips	Chief Financial Officer,	Canadian
(Chief Financial Officer and Director)	Commonwealth Insurance Company
595 Burrard Street
Suite 1500, Box 49115 Bentall Tower III,
Vancouver, BC V7X 1G4

Bryan S. Smith	Independent Business Consultant and Corporate	Canadian
(Director)	Director
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

Craig Pinnock	Chief Financial Officer,	Canadian
(Director)	Northbridge Financial Corporation
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Robert J. Gunn	Independent Business Consultant and Corporate	Canadian
(Director)	Director
Toronto, Ontario, Canada

Robert S. Weiss	Independent Business Consultant and Corporate	Canadian
(Director)	Director
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

ANNEX L
DIRECTORS AND EXECUTIVE OFFICERS OF
FEDERATED INSURANCE COMPANY OF CANADA
          The following table sets forth certain information with respect to the directors and executive officers of Federated Insurance Company of Canada.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Mark J. Ram	President and Chief Executive Officer,	Canadian
(Chair)	Northbridge Financial Corporation
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

John Paisley	President,	Canadian
(President and Director)	Federated Insurance Company of Canada
717 Portage Avenue
Winnipeg, Manitoba R3C 3C9

Rick Hurlin	Chief Financial Officer,	Canadian
(Chief Financial Officer and Director)	Federated Insurance Company of Canada
717 Portage Avenue
Winnipeg, Manitoba R3C 3C9

Bryan S. Smith	Independent Business Consultant and Corporate	Canadian
(Director)	Director
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

Craig Pinnock	Chief Financial Officer,	Canadian
(Director)	Northbridge Financial Corporation
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

Robert J. Gunn	Independent Business Consultant and Corporate	Canadian
(Director)	Director
Toronto, Ontario, Canada

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Robert S. Weiss	Independent Business Consultant and Corporate	Canadian
(Director)	Director
105 Adelaide Street West, 7th Floor
Toronto, Ontario M5H 1P9

ANNEX M
DIRECTORS AND EXECUTIVE OFFICERS OF
LOMBARD GENERAL INSURANCE COMPANY OF CANADA
          The following table sets forth certain information with respect to the directors and executive officers of Lombard General Insurance Company of Canada.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Mark J. Ram (Chair)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Richard Patina (President and Director)	President, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Jane Gardiner-Robinson (Chief Financial Officer and Director)	Chief Financial Officer, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX N
DIRECTORS AND EXECUTIVE OFFICERS OF
LOMBARD INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of Lombard Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Mark J. Ram (Chair)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Richard Patina (President and Director)	President, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Jane Gardiner-Robinson (Chief Financial Officer and Director)	Chief Financial Officer, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith	Independent Business Consultant and Corporate Director	Canadian
(Director)	105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss	Independent Business Consultant and Corporate Director	Canadian
(Director)	105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9

Exhibit Index

Exhibit No.	Description

Ex. 2.1	Joint filing agreement dated as of March 23, 2009 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, TIG Insurance Company, The North River Insurance Company, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, Northbridge Financial Corporation, Markel Insurance Company of Canada, Commonwealth Insurance Company, Federated Insurance Company of Canada, Lombard General Insurance Company of Canada, and Lombard Insurance Company.

Ex. 2.2	Firm Commitment Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of AbitibiBowater filed with the Commission on March 19, 2009).

Ex. 2.3	Support Agreement (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K of AbitibiBowater filed with the Commission on March 19, 2009).